
RECD S.E.C.
OCT - 7 2003
1086

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549




03033870

FORM SE


RECD S.E.C.
OCT - 7 2003
1086

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Structured Asset Securities Corporation II
(Exact Name of Registrant as Specified in Charter)

000 120 2186
(Registrant CIK Number)

Form 8-K (October 7, 2003)
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)

333-105935
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant))

PROCESSED
OCT 08 2003
THOMSON FINANCIAL

NY1 5448945v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 7, 2003.

STRUCTURED ASSET SECURITIES CORPORATION II



By: ______________________
Name: [illegible]
Title: VP

EXHIBIT INDEX

The following exhibit is filed herewith:

Exhibit No.		Page No.
99.1	Certain materials constituting Computational Materials and/or ABS Term Sheets in connection with the expected sale of the Underwritten Certificates.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY LEHMAN BROTHERS INC.

for

LB-UBS COMMERCIAL MORTGAGE TRUST, SERIES 2003-C7

and

COMPUTATIONAL MATERIALS
PREPARED BY UBS SECURITIES LLC

for

LB-UBS COMMERCIAL MORTGAGE TRUST, SERIES 2003-C7

Per	Date	Balance	Interest
0	10/09/03	1,150,872,000.00	0.00
1	10/15/03	1,150,872,000.00	678,280.99
2	11/15/03	1,150,872,000.00	841,762.36
3	12/15/03	1,150,872,000.00	678,415.26
4	01/15/04	1,150,872,000.00	841,906.22
5	02/15/04	1,150,872,000.00	678,549.53
6	03/15/04	1,150,872,000.00	678,722.16
7	04/15/04	1,150,872,000.00	842,107.62
8	05/15/04	1,150,872,000.00	678,741.34
9	06/15/04	1,150,872,000.00	842,241.89
10	07/15/04	1,150,872,000.00	678,875.61
11	08/15/04	1,150,872,000.00	842,376.16
12	09/15/04	1,150,872,000.00	842,452.88
13	10/15/04	1,150,872,000.00	679,077.01
14	11/15/04	1,150,872,000.00	842,587.15
15	12/15/04	1,150,872,000.00	679,211.28
16	01/15/05	1,150,872,000.00	679,278.41
17	02/15/05	1,150,872,000.00	679,345.55
18	03/15/05	1,150,872,000.00	679,767.53
19	04/15/05	1,150,872,000.00	842,913.23
20	05/15/05	1,150,872,000.00	679,518.18
21	06/15/05	1,150,872,000.00	843,047.50
22	07/15/05	1,150,872,000.00	679,652.45
23	08/15/05	1,150,872,000.00	843,191.36
24	09/15/05	1,085,119,000.00	843,277.67
25	10/15/05	1,085,119,000.00	591,950.53
26	11/15/05	1,085,119,000.00	746,173.06
27	12/15/05	1,085,119,000.00	592,131.38
28	01/15/06	1,085,119,000.00	592,212.76
29	02/15/06	1,085,119,000.00	592,303.19
30	03/15/06	1,085,119,000.00	592,800.54
31	04/15/06	1,085,119,000.00	746,625.20
32	05/15/06	1,085,119,000.00	592,565.43
33	06/15/06	1,085,119,000.00	746,806.05
34	07/15/06	1,085,119,000.00	592,737.24
35	08/15/06	1,085,119,000.00	746,986.90
36	09/15/06	1,017,959,000.00	747,077.33
37	10/15/06	1,017,959,000.00	509,952.56
38	11/15/06	1,017,959,000.00	654,855.43
39	12/15/06	1,017,959,000.00	510,113.73
40	01/15/07	1,017,959,000.00	510,198.56
41	02/15/07	1,017,959,000.00	510,283.39
42	03/15/07	1,017,959,000.00	510,775.41
43	04/15/07	1,017,959,000.00	655,079.58
44	05/15/07	1,017,959,000.00	510,520.92
45	06/15/07	1,017,959,000.00	655,249.24
46	07/15/07	1,017,959,000.00	510,690.58
47	08/15/07	1,017,959,000.00	655,418.90
48	09/15/07	622,090,000.00	655,512.21
49	10/15/07	622,090,000.00	181,890.10
50	11/15/07	622,090,000.00	270,346.11
51	12/15/07	622,090,000.00	181,993.78
52	01/15/08	622,090,000.00	270,449.80

53	02/15/08	622,090,000.00	182,092.28
54	03/15/08	622,090,000.00	182,273.72
55	04/15/08	622,090,000.00	269,578.87
56	05/15/08	622,090,000.00	181,091.75
57	06/15/08	622,090,000.00	273,192.18
58	07/15/08	622,090,000.00	172,916.45
59	08/15/08	622,090,000.00	281,139.18
60	09/15/08	508,308,000.00	281,299.89
61	10/15/08	508,308,000.00	112,168.15
62	11/15/08	508,308,000.00	184,271.36
63	12/15/08	508,308,000.00	112,426.54
64	01/15/09	508,308,000.00	112,557.85
65	02/15/09	508,308,000.00	112,684.93
66	03/15/09	508,308,000.00	113,049.21
67	04/15/09	508,308,000.00	184,849.10
68	05/15/09	508,308,000.00	113,083.10
69	06/15/09	508,308,000.00	185,220.19
70	07/15/09	508,306,000.00	113,349.98
71	08/15/09	508,308,000.00	185,495.53
72	09/15/09	306,755,000.00	172,508.31
73	10/15/09	306,755,000.00	8,431.45
74	11/15/09	306,755,000.00	59,651.87
75	12/15/09	306,755,000.00	16,266.49
76	01/15/10	306,755,000.00	16,348.29
77	02/15/10	306,755,000.00	25,604.62
78	03/15/10	306,755,000.00	27,659.88
79	04/15/10	306,755,000.00	72,256.94
80	05/15/10	306,755,000.00	28,436.99
81	06/15/10	306,755,000.00	72,384.76
82	07/15/10	306,755,000.00	28,278.92
83	08/15/10	306,755,000.00	74,560.16
84	09/15/10	0.00	67,295.18

THIS INFORMATION DOES NOT CONSTITUTE EITHER AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES REFERRED TO HEREIN. OFFERS TO SELL AND SOLICITATIONS OF OFFERS TO BUY SECURITIES ARE MADE ONLY BY, AND THIS INFORMATION MUST BE CONSIDERED IN CONJUNCTION WITH, THE FINAL PROSPECTUS SUPPLEMENT AND THE RELATED PROSPECTUS OR, IF NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, THE FINAL OFFERING MEMORANDUM (THE "OFFERING DOCUMENT"). THIS INFORMATION IS NOT TO BE REPRODUCED OR DISSEMINATED BY OR ON BEHALF OF THE RECIPIENT. INFORMATION CONTAINED HEREIN DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO THE SAME QUALIFICATIONS AND ASSUMPTIONS, AND SHOULD BE CONSIDERED BY INVESTORS ONLY IN THE LIGHT OF THE SAME WARNINGS, LACK OF ASSURANCES AND REPRESENTATIONS AND OTHER PRECAUTIONARY MATTERS, AS DISCLOSED IN THE OFFERING DOCUMENT.

INFORMATION REGARDING THE UNDERLYING ASSETS HAS BEEN PROVIDED BY THE SELLES OF THOSE UNDERLYING ASSETS, THE ISSUER OF THE SECURITIES OR THEIR RESPECTIVE AFFILIATES AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY THE UNDERWRITERS OR THEIR RESPECTIVE AFFILIATES. THE ANALYSES CONTAINED HEREIN HAVE BEEN PREPARED AND DISSEMINATED BY THE UNDERWRITERS AND NOT BY THE ISSUER. THIS INFORMATION WAS PREPARED ON THE BASIS OF CERTAIN ASSUMPTIONS (INCLUDING, IN CERTAIN CASES, ASSUMPTIONS SPECIFIED BY THE RECIPIENT HEREOF) REGARDING PAYMENTS, INTEREST RATES, WEIGHTED AVERAGE LIVES AND WEIGHTED AVERAGE LOAN AGE, LOSS AND OTHER MATTERS, INCLUDING, BUT NOT LIMITED TO, THE ASSUMPTIONS DESCRIBED IN THE OFFERING DOCUMENT. NEITHER THE UNDERWRITERS NOR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY REPRESENTATION OR WARRANTY AS TO THE ACTUAL RATE OR TIMING OF PAYMENTS ON ANY OF THE UNDERLYING ASSETS OR THE PAYMENTS OR YIELD ON THE SECURITIES. THIS INFORMATION SUPERSEDES ANY PRIOR VERSIONS HEREOF AND WILL BE DEEMED TO BE SUPERSEDED BY ANY SUBSEQUENT VERSIONS HEREOF AND BY THE OFFERING DOCUMENT.

Yield Table - Bond XCL

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCL			
Fixed Coupon:	0.148	Type:	IO
Orig Not:	1,454,144,338		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	100 CPY		0 CPY		100 CPY 2 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY 3 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
0-27	14.276	3.21	17.547	3.23	9.967	3.40	7.930	3.52
0-28	13.173	3.28	16.451	3.30	8.926	3.47	6.924	3.59
0-29	12.129	3.34	15.413	3.36	7.941	3.54	5.973	3.66
0-30	11.139	3.40	14.428	3.42	7.007	3.61	5.070	3.73
0-31	10.198	3.46	13.490	3.47	6.119	3.67	4.212	3.80
1-00	9.301	3.52	12.597	3.53	5.273	3.73	3.396	3.86
1-01	8.445	3.58	11.744	3.59	4.466	3.79	2.616	3.93
1-02	7.628	3.63	10.928	3.64	3.696	3.85	1.872	3.99
1-03	6.846	3.68	10.147	3.69	2.958	3.91	1.160	4.05
1-04	6.096	3.74	9.398	3.74	2.251	3.96	0.477	4.10
1-05	5.376	3.79	8.679	3.79	1.573	4.02	-0.178	4.16
1-06	4.685	3.84	7.988	3.83	0.921	4.07	-0.808	4.21
1-07	4.020	3.88	7.323	3.88	0.294	4.12	-1.414	4.26
1-08	3.379	3.93	6.681	3.93	-0.310	4.17	-1.997	4.32
1-09	2.762	3.98	6.063	3.97	-0.892	4.22	-2.560	4.37
1-10	2.166	4.02	5.466	4.01	-1.454	4.26	-3.103	4.41
1-11	1.590	4.07	4.889	4.05	-1.997	4.31	-3.627	4.46
Average Life	6.79		7.12		6.39		6.22	
First Pay	10/15/03		10/15/03		10/15/03		10/15/03	
Last Pay	07/15/13		09/15/13		07/15/13		07/15/13	
Sprd/ALife/Tsy	325/6.79		648/7.12		-55/6.39		-231/6.22	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9425	1.0268	1.7000	2.2100	3.2100	4.2900	5.1800
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3358	2.0050	2.6650	3.1800	3.6100	3.9310	4.1895	4.3980	4.5740	4.7175	4.8795	5.0415	5.2100	5.4250	5.5050

Comments:

1 ** ALL TO CALL **
1) 100 CPY, 0 CDR
2) 0 CPY, 0 CDR
3) 100 CPY, 2 CDR IMMEDIATELY, 35% LOSS, 12 MONTHS LAG
4) 100 CPY, 3 CDR IMMEDIATELY, 35% LOSS, 12 MONTHS LAG

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCP

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCP			
Fixed Coupon:	0.606	Type:	IO
Orig Not:	1,150,872,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	100 CPY		0 CPY		100 CPY 2 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY 3 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
2-10+	8.675	2.01	8.675	2.01	8.675	2.01	8.675	2.01
2-11+	8.026	2.03	8.026	2.03	8.026	2.03	8.026	2.03
2-12+	7.392	2.05	7.392	2.05	7.392	2.05	7.392	2.05
2-13+	6.771	2.07	6.771	2.07	6.771	2.07	6.771	2.07
2-14+	6.164	2.09	6.164	2.09	6.164	2.09	6.164	2.09
2-15+	5.571	2.11	5.571	2.11	5.571	2.11	5.571	2.11
2-16+	4.989	2.12	4.989	2.12	4.989	2.12	4.989	2.12
2-17+	4.420	2.14	4.420	2.14	4.420	2.14	4.420	2.14
2-18+	3.862	2.16	3.862	2.16	3.862	2.16	3.862	2.16
2-19+	3.316	2.18	3.316	2.18	3.316	2.18	3.316	2.18
2-20+	2.780	2.20	2.780	2.20	2.780	2.20	2.780	2.20
2-21+	2.255	2.22	2.255	2.22	2.255	2.22	2.255	2.22
2-22+	1.740	2.23	1.740	2.23	1.740	2.23	1.740	2.23
2-23+	1.235	2.25	1.235	2.25	1.235	2.25	1.235	2.25
2-24+	0.739	2.27	0.739	2.27	0.739	2.27	0.739	2.27
2-25+	0.252	2.28	0.252	2.28	0.252	2.28	0.252	2.28
2-26+	-0.225	2.30	-0.225	2.30	-0.225	2.30	-0.225	2.30
Average Life	5.01		5.01		5.01		5.01	
First Pay	09/15/05		09/15/05		09/15/05		09/15/05	
Last Pay	09/15/10		09/15/10		09/15/10		09/15/10	
Sprd/ALife/Tsy	65/5.01		65/5.01		65/5.01		65/5.01	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9425	1.0268	1.7000	2.2100	3.2100	4.2900	5.1800
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3358	2.0050	2.6650	3.1800	3.6100	3.9310	4.1895	4.3980	4.5740	4.7175	4.8795	5.0415	5.2100	5.4250	5.5050

Comments:

1 ** ALL TO CALL **
1) 100 CPY, 0 CDR
2) 0 CPY, 0 CDR
3) 100 CPY, 2 CDR IMMEDIATELY, 35% LOSS, 12 MONTHS LAG
4) 100 CPY, 3 CDR IMMEDIATELY, 35% LOSS, 12 MONTHS LAG

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A1

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond A1			
Fixed Coupon:	3.321		
Orig Bal:	170,000,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		100 CPY	
Price	Yield	Duration	Yield	Duration
99-28	3.369	3.47	3.370	3.38
99-30	3.351	3.47	3.352	3.38
100-00	3.333	3.47	3.333	3.38
100-02	3.315	3.47	3.315	3.38
100-04	3.298	3.47	3.296	3.38
100-06	3.280	3.47	3.278	3.38
100-08	3.262	3.47	3.259	3.38
100-10	3.244	3.47	3.241	3.38
100-12	3.226	3.48	3.223	3.38
100-14	3.208	3.48	3.204	3.38
100-16	3.190	3.48	3.186	3.38
100-18	3.172	3.48	3.168	3.38
100-20	3.155	3.48	3.149	3.38
100-22	3.137	3.48	3.131	3.38
100-24	3.119	3.48	3.113	3.38
100-26	3.101	3.48	3.094	3.39
100-28	3.083	3.48	3.076	3.39
100-30	3.066	3.48	3.058	3.39
101-00	3.048	3.48	3.040	3.39
101-02	3.030	3.48	3.021	3.39
101-04	3.013	3.48	3.003	3.39
Average Life	3.78		3.67	
First Pay	10/15/03		10/15/03	
Last Pay	06/15/08		03/15/08	
Sprd/ALife/Tsy	66/3.78		72/3.67	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0100	1.6200	2.1300	3.1400	4.2500	5.1600
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3399	1.9150	2.5650	3.1075	3.5450	3.8820	4.1415	4.3610	4.5330	4.6825	4.8443	5.0060	5.1800	5.4050	5.4925

Comments:

1

1) 0 CPY
2) 100 CPY

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A2

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond A2			
Fixed Coupon:	4.115	Type:	Capped WAC
Orig Bal:	286,000,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		100 CPY	
Price	Yield	Duration	Yield	Duration
99-28	4.166	5.06	4.167	4.65
99-30	4.154	5.06	4.154	4.65
100-00	4.141	5.06	4.141	4.65
100-02	4.129	5.06	4.127	4.65
100-04	4.117	5.06	4.114	4.65
100-06	4.105	5.06	4.100	4.65
100-08	4.092	5.06	4.087	4.66
100-10	4.080	5.06	4.074	4.66
100-12	4.068	5.06	4.060	4.66
100-14	4.055	5.06	4.047	4.66
100-16	4.043	5.07	4.034	4.66
100-18	4.031	5.07	4.021	4.66
100-20	4.019	5.07	4.007	4.66
100-22	4.007	5.07	3.994	4.66
100-24	3.994	5.07	3.981	4.66
100-26	3.982	5.07	3.967	4.66
100-28	3.970	5.07	3.954	4.66
100-30	3.958	5.07	3.941	4.66
101-00	3.946	5.07	3.928	4.66
101-02	3.933	5.07	3.914	4.66
101-04	3.921	5.07	3.901	4.66
Average Life	5.83		5.30	
First Pay	06/15/08		03/15/08	
Last Pay	08/15/10		02/15/10	
Sprd/ALife/Tsy	72/5.83		83/5.30	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0100	1.6200	2.1300	3.1400	4.2500	5.1600
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3399	1.9150	2.5650	3.1075	3.5450	3.8820	4.1415	4.3610	4.5330	4.6825	4.8443	5.0060	5.1800	5.4050	5.4925

Comments:

1
1) 0 CPY
2) 100 CPY

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A3

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond A3			
Fixed Coupon:	4.633	Type:	Capped WAC
Orig Bal:	140,000,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		100 CPY	
Price	Yield	Duration	Yield	Duration
99-28	4.690	6.04	4.690	5.85
99-30	4.680	6.04	4.680	5.85
100-00	4.669	6.04	4.669	5.85
100-02	4.659	6.04	4.659	5.85
100-04	4.649	6.04	4.648	5.85
100-06	4.639	6.05	4.637	5.85
100-08	4.628	6.05	4.627	5.85
100-10	4.618	6.05	4.616	5.85
100-12	4.608	6.05	4.605	5.85
100-14	4.597	6.05	4.595	5.85
100-16	4.587	6.05	4.584	5.86
100-18	4.577	6.05	4.574	5.86
100-20	4.567	6.05	4.563	5.86
100-22	4.557	6.05	4.553	5.86
100-24	4.546	6.05	4.542	5.86
100-26	4.536	6.05	4.531	5.86
100-28	4.526	6.05	4.521	5.86
100-30	4.516	6.05	4.510	5.86
101-00	4.506	6.06	4.500	5.86
101-02	4.495	6.06	4.489	5.86
101-04	4.485	6.06	4.479	5.86
Average Life	7.30		7.03	
First Pay	08/15/10		02/15/10	
Last Pay	07/15/12		01/15/12	
Sprd/ALife/Tsy	94/7.30		99/7.03	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0100	1.6200	2.1300	3.1400	4.2500	5.1600
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3399	1.9150	2.5650	3.1075	3.5450	3.8820	4.1415	4.3610	4.5330	4.6825	4.8443	5.0060	5.1800	5.4050	5.4925

Comments:

I

1) 0 CPY
2) 100 CPY

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A4

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond A4			
Fixed Coupon:	4.934	Type:	Capped WAC
Orig Bal:	354,294,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		100 CPY	
Price	Yield	Duration	Yield	Duration
99-04	5.096	7.39	5.100	7.13
99-06	5.087	7.39	5.091	7.13
99-08	5.079	7.39	5.082	7.13
99-10	5.070	7.39	5.074	7.13
99-12	5.062	7.39	5.065	7.13
99-14	5.054	7.39	5.056	7.13
99-16	5.045	7.39	5.047	7.13
99-18	5.037	7.40	5.039	7.13
99-20	5.028	7.40	5.030	7.13
99-22	5.020	7.40	5.021	7.14
99-24	5.011	7.40	5.012	7.14
99-26	5.003	7.40	5.004	7.14
99-28	4.994	7.40	4.995	7.14
99-30	4.986	7.40	4.986	7.14
100-00	4.978	7.40	4.977	7.14
100-02	4.969	7.40	4.969	7.14
100-04	4.961	7.41	4.960	7.14
100-06	4.952	7.41	4.951	7.14
100-08	4.944	7.41	4.943	7.14
100-10	4.936	7.41	4.934	7.15
100-12	4.927	7.41	4.925	7.15
Average Life	9.52		9.09	
First Pay	07/15/12		01/15/12	
Last Pay	08/15/13		02/15/13	
Sprd/ALife/Tsy	87/9.52		96/9.09	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0100	1.6200	2.1300	3.1400	4.2500	5.1600
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3399	1.9150	2.5650	3.1075	3.5450	3.8820	4.1415	4.3610	4.5330	4.6825	4.8443	5.0060	5.1800	5.4050	5.4925

Comments:

1

1) 0 CPY
2) 100 CPY

The above indicative value(s) are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value(s). Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCL

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCL			
Fixed Coupon:	0.154	Type:	IO
Orig Not:	1,454,144,338		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		100 CPY	
Price	Yield	Duration	Yield	Duration
0-27	19.446	3.15	16.098	3.12
0-28	18.320	3.22	14.960	3.18
0-29	17.254	3.28	13.883	3.25
0-30	16.243	3.34	12.862	3.31
0-31	15.281	3.40	11.892	3.37
1-00	14.365	3.45	10.967	3.42
1-01	13.490	3.51	10.086	3.48
1-02	12.655	3.56	9.244	3.53
1-03	11.855	3.61	8.439	3.59
1-04	11.088	3.66	7.667	3.64
1-05	10.352	3.71	6.926	3.69
1-06	9.645	3.76	6.215	3.73
1-07	8.965	3.80	5.531	3.78
1-08	8.309	3.85	4.872	3.83
1-09	7.677	3.89	4.236	3.87
1-10	7.067	3.94	3.624	3.92
1-11	6.478	3.98	3.032	3.96
1-12	5.908	4.02	2.459	4.00
1-13	5.357	4.06	1.906	4.04
1-14	4.823	4.10	1.370	4.09
1-15	4.305	4.14	0.850	4.13
Average Life	7.13		6.79	
First Pay	10/15/03		10/15/03	
Last Pay	07/15/18		07/15/13	
Sprd/ALife/Tsy	674/7.13		339/6.79	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0100	1.6200	2.1300	3.1400	4.2500	5.1600
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3399	1.9150	2.5650	3.1075	3.5450	3.8820	4.1415	4.3610	4.5330	4.6825	4.8443	5.0060	5.1800	5.4050	5.4925

Comments:

1

1) 0 CPY
2) 100 CPY

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A1

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond A1			
Fixed Coupon:	3.321		
Orig Bal:	170,000,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		100 CPY		Pool-By-Pool Scenario Used	
Price	Yield	Duration	Yield	Duration	Yield	Duration
99-28	3.369	3.47	3.370	3.38	3.369	3.47
99-30	3.351	3.47	3.352	3.38	3.351	3.47
100-00	3.333	3.47	3.333	3.38	3.333	3.47
100-02	3.315	3.47	3.315	3.38	3.315	3.47
100-04	3.298	3.47	3.296	3.38	3.298	3.47
100-06	3.280	3.47	3.278	3.38	3.280	3.47
100-08	3.262	3.47	3.259	3.38	3.262	3.47
100-10	3.244	3.47	3.241	3.38	3.244	3.47
100-12	3.226	3.48	3.223	3.38	3.226	3.48
100-14	3.208	3.48	3.204	3.38	3.208	3.48
100-16	3.190	3.48	3.186	3.38	3.190	3.48
100-18	3.172	3.48	3.168	3.38	3.172	3.48
100-20	3.155	3.48	3.149	3.38	3.155	3.48
100-22	3.137	3.48	3.131	3.38	3.137	3.48
100-24	3.119	3.48	3.113	3.38	3.119	3.48
100-26	3.101	3.48	3.094	3.39	3.101	3.48
100-28	3.083	3.48	3.076	3.39	3.083	3.48
100-30	3.066	3.48	3.058	3.39	3.066	3.48
101-00	3.048	3.48	3.040	3.39	3.048	3.48
101-02	3.030	3.48	3.021	3.39	3.030	3.48
101-04	3.013	3.48	3.003	3.39	3.013	3.48
Average Life	3.78		3.67		3.78	
First Pay	10/15/03		10/15/03		10/15/03	
Last Pay	06/15/08		03/15/08		06/15/08	
Sprd/ALife/Tsy	66/3.78		72/3.67		66/3.78	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0100	1.6200	2.1300	3.1400	4.2500	5.1600
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3399	1.9150	2.5650	3.1075	3.5450	3.8820	4.1415	4.3610	4.5330	4.6825	4.8443	5.0060	5.1800	5.4050	5.4925

Comments:

1 1) 0 CPY
2) 100 CPY
3) 100 CPY FOR PARK LAWN, 0 CPR FOR ALL OTHER LOANS

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A2

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond A2			
Fixed Coupon:	4.115	Type:	Capped WAC
Orig Bal:	286,000,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		100 CPY		Pool-By-Pool Scenario Used	
Price	Yield	Duration	Yield	Duration	Yield	Duration
99-28	4.166	5.06	4.167	4.65	4.167	4.81
99-30	4.154	5.06	4.154	4.65	4.154	4.81
100-00	4.141	5.06	4.141	4.65	4.141	4.82
100-02	4.129	5.06	4.127	4.65	4.128	4.82
100-04	4.117	5.06	4.114	4.65	4.115	4.82
100-06	4.105	5.06	4.100	4.65	4.102	4.82
100-08	4.092	5.06	4.087	4.66	4.089	4.82
100-10	4.080	5.06	4.074	4.66	4.076	4.82
100-12	4.068	5.06	4.060	4.66	4.063	4.82
100-14	4.055	5.06	4.047	4.66	4.051	4.82
100-16	4.043	5.07	4.034	4.66	4.038	4.82
100-18	4.031	5.07	4.021	4.66	4.025	4.82
100-20	4.019	5.07	4.007	4.66	4.012	4.82
100-22	4.007	5.07	3.994	4.66	3.999	4.82
100-24	3.994	5.07	3.981	4.66	3.986	4.82
100-26	3.982	5.07	3.967	4.66	3.974	4.82
100-28	3.970	5.07	3.954	4.66	3.961	4.82
100-30	3.958	5.07	3.941	4.66	3.948	4.82
101-00	3.946	5.07	3.928	4.66	3.935	4.82
101-02	3.933	5.07	3.914	4.66	3.922	4.82
101-04	3.921	5.07	3.901	4.66	3.910	4.83
Average Life	5.83		5.30		5.50	
First Pay	06/15/08		03/15/08		06/15/08	
Last Pay	08/15/10		02/15/10		06/15/10	
Sprd/ALife/Tsy	72/5.83		83/5.30		79/5.50	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0100	1.6200	2.1300	3.1400	4.2500	5.1600
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3399	1.9150	2.5650	3.1075	3.5450	3.8820	4.1415	4.3610	4.5330	4.6825	4.8443	5.0060	5.1800	5.4050	5.4925

Comments:

1 1) 0 CPY
2) 100 CPY
3) 100 CPY FOR PARK LAWN, 0 CPR FOR ALL OTHER LOANS

The above indicative value(s) are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value(s). Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A3

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond A3			
Fixed Coupon:	4.633	Type:	Capped WAC
Orig Bal:	140,000,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		100 CPY		Pool-By-Pool Scenario Used	
Price	Yield	Duration	Yield	Duration	Yield	Duration
99-28	4.690	6.04	4.690	5.85	4.690	6.01
99-30	4.680	6.04	4.680	5.85	4.680	6.01
100-00	4.669	6.04	4.669	5.85	4.669	6.01
100-02	4.659	6.04	4.659	5.85	4.659	6.01
100-04	4.649	6.04	4.648	5.85	4.649	6.01
100-06	4.639	6.05	4.637	5.85	4.638	6.01
100-08	4.628	6.05	4.627	5.85	4.628	6.01
100-10	4.618	6.05	4.616	5.85	4.618	6.01
100-12	4.608	6.05	4.605	5.85	4.607	6.01
100-14	4.597	6.05	4.595	5.85	4.597	6.01
100-16	4.587	6.05	4.584	5.86	4.587	6.01
100-18	4.577	6.05	4.574	5.86	4.576	6.01
100-20	4.567	6.05	4.563	5.86	4.566	6.01
100-22	4.557	6.05	4.553	5.86	4.556	6.02
100-24	4.546	6.05	4.542	5.86	4.546	6.02
100-26	4.536	6.05	4.531	5.86	4.535	6.02
100-28	4.526	6.05	4.521	5.86	4.525	6.02
100-30	4.516	6.05	4.510	5.86	4.515	6.02
101-00	4.506	6.06	4.500	5.86	4.504	6.02
101-02	4.495	6.06	4.489	5.86	4.494	6.02
101-04	4.485	6.06	4.479	5.86	4.484	6.02
Average Life	7.30		7.03		7.25	
First Pay	08/15/10		02/15/10		06/15/10	
Last Pay	07/15/12		01/15/12		07/15/12	
Sprd/ALife/Tsy	94/7.30		99/7.03		95/7.25	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0100	1.6200	2.1300	3.1400	4.2500	5.1600
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3399	1.9150	2.5650	3.1075	3.5450	3.8820	4.1415	4.3610	4.5330	4.6825	4.8443	5.0060	5.1800	5.4050	5.4925

Comments:

1 1) 0 CPY
2) 100 CPY
3) 100 CPY FOR PARK LAWN, 0 CPR FOR ALL OTHER LOANS

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A4

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond A4			
Fixed Coupon:	4.934	Type:	Capped WAC
Orig Bal:	354,294,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		100 CPY		Pool-By-Pool Scenario Used	
Price	Yield	Duration	Yield	Duration	Yield	Duration
99-28	4.994	7.40	4.995	7.14	4.994	7.40
99-30	4.986	7.40	4.986	7.14	4.986	7.40
100-00	4.978	7.40	4.977	7.14	4.978	7.40
100-02	4.969	7.40	4.969	7.14	4.969	7.40
100-04	4.961	7.41	4.960	7.14	4.961	7.41
100-06	4.952	7.41	4.951	7.14	4.952	7.41
100-08	4.944	7.41	4.943	7.14	4.944	7.41
100-10	4.936	7.41	4.934	7.15	4.936	7.41
100-12	4.927	7.41	4.925	7.15	4.927	7.41
100-14	4.919	7.41	4.916	7.15	4.919	7.41
100-16	4.911	7.41	4.908	7.15	4.911	7.41
100-18	4.902	7.41	4.899	7.15	4.902	7.41
100-20	4.894	7.41	4.890	7.15	4.894	7.41
100-22	4.885	7.41	4.882	7.15	4.885	7.41
100-24	4.877	7.42	4.873	7.15	4.877	7.42
100-26	4.869	7.42	4.865	7.15	4.869	7.42
100-28	4.860	7.42	4.856	7.15	4.860	7.42
100-30	4.852	7.42	4.847	7.16	4.852	7.42
101-00	4.844	7.42	4.839	7.16	4.844	7.42
101-02	4.836	7.42	4.830	7.16	4.836	7.42
101-04	4.827	7.42	4.821	7.16	4.827	7.42
Average Life	9.52		9.09		9.52	
First Pay	07/15/12		01/15/12		07/15/12	
Last Pay	08/15/13		02/15/13		08/15/13	
Sprd/ALife/Tsy	77/9.52		86/9.09		77/9.52	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0100	1.6200	2.1300	3.1400	4.2500	5.1600
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3399	1.9150	2.5650	3.1075	3.5450	3.8820	4.1415	4.3610	4.5330	4.6825	4.8443	5.0060	5.1800	5.4050	5.4925

Comments:

1 1) 0 CPY
2) 100 CPY
3) 100 CPY FOR PARK LAWN, 0 CPR FOR ALL OTHER LOANS

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCL

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCL			
Fixed Coupon:	0.154	Type:	IO
Orig Not:	1,454,144,338		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		100 CPY		Pool-By-Pool Scenario Used	
Price	Yield	Duration	Yield	Duration	Yield	Duration
0-27	19.446	3.15	16.098	3.12	18.490	3.13
0-28	18.320	3.22	14.960	3.18	17.355	3.19
0-29	17.254	3.28	13.883	3.25	16.280	3.25
0-30	16.243	3.34	12.862	3.31	15.260	3.31
0-31	15.281	3.40	11.892	3.37	14.291	3.37
1-00	14.365	3.45	10.967	3.42	13.368	3.43
1-01	13.490	3.51	10.086	3.48	12.487	3.48
1-02	12.655	3.56	9.244	3.53	11.646	3.54
1-03	11.855	3.61	8.439	3.59	10.841	3.59
1-04	11.088	3.66	7.667	3.64	10.070	3.64
1-05	10.352	3.71	6.926	3.69	9.329	3.69
1-06	9.645	3.76	6.215	3.73	8.618	3.74
1-07	8.965	3.80	5.531	3.78	7.934	3.78
1-08	8.309	3.85	4.872	3.83	7.276	3.83
1-09	7.677	3.89	4.236	3.87	6.641	3.88
1-10	7.067	3.94	3.624	3.92	6.028	3.92
1-11	6.478	3.98	3.032	3.96	5.436	3.96
1-12	5.908	4.02	2.459	4.00	4.864	4.01
1-13	5.357	4.06	1.906	4.04	4.311	4.05
1-14	4.823	4.10	1.370	4.09	3.775	4.09
1-15	4.305	4.14	0.850	4.13	3.256	4.13
Average Life	7.13		6.79		7.07	
First Pay	10/15/03		10/15/03		10/15/03	
Last Pay	07/15/18		07/15/13		07/15/18	
Sprd/ALife/Tsy	674/7.13		339/6.79		573/7.07	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0100	1.6200	2.1300	3.1400	4.2500	5.1600
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3399	1.9150	2.5650	3.1075	3.5450	3.8820	4.1415	4.3610	4.5330	4.6825	4.8443	5.0060	5.1800	5.4050	5.4925

Comments:

1 1) 0 CPY
2) 100 CPY
3) 100 CPY FOR PARK LAWN, 0 CPR FOR ALL OTHER LOANS

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCL

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCL			
Fixed Coupon:	0.158	Type:	IO
Orig Not:	1,454,144,338		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	100 CPY		0 CPY		0 CPY S-1:0 25:2 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		0 CPY S-1:0 25:3 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 25:2 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 25:3 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
0-28+	15.291	3.17	18.579	3.20	17.034	3.20	16.353	3.19	13.835	3.17	13.187	3.17
0-29+	14.229	3.23	17.525	3.26	15.979	3.26	15.298	3.25	12.773	3.23	12.123	3.23
0-30+	13.221	3.29	16.523	3.31	14.978	3.31	14.296	3.31	11.764	3.29	11.114	3.29
0-31+	12.262	3.35	15.569	3.37	14.025	3.37	13.342	3.37	10.805	3.35	10.154	3.35
1-00+	11.348	3.41	14.660	3.42	13.117	3.43	12.434	3.43	9.891	3.41	9.239	3.41
1-01+	10.476	3.46	13.792	3.48	12.249	3.48	11.566	3.48	9.019	3.46	8.367	3.46
1-02+	9.643	3.51	12.962	3.53	11.420	3.53	10.737	3.53	8.186	3.52	7.533	3.52
1-03+	8.845	3.57	12.166	3.58	10.626	3.58	9.943	3.58	7.389	3.57	6.736	3.57
1-04+	8.080	3.62	11.403	3.63	9.864	3.63	9.181	3.63	6.624	3.62	5.971	3.62
1-05+	7.345	3.67	10.670	3.67	9.133	3.68	8.450	3.68	5.891	3.67	5.237	3.67
1-06+	6.639	3.71	9.966	3.72	8.429	3.73	7.747	3.73	5.186	3.72	4.532	3.72
1-07+	5.960	3.76	9.287	3.76	7.753	3.77	7.070	3.77	4.508	3.77	3.854	3.77
1-08+	5.306	3.81	8.633	3.81	7.100	3.82	6.418	3.82	3.854	3.81	3.200	3.81
1-09+	4.675	3.85	8.002	3.85	6.471	3.86	5.789	3.86	3.224	3.86	2.570	3.86
1-10+	4.066	3.89	7.393	3.89	5.864	3.90	5.182	3.91	2.617	3.90	1.962	3.90
1-11+	3.477	3.94	6.804	3.93	5.277	3.95	4.596	3.95	2.029	3.95	1.375	3.95
1-12+	2.908	3.98	6.234	3.97	4.709	3.99	4.028	3.99	1.461	3.99	0.807	3.99
1-13+	2.357	4.02	5.682	4.01	4.159	4.03	3.479	4.03	0.912	4.03	0.258	4.03
1-14+	1.824	4.06	5.147	4.05	3.626	4.07	2.947	4.07	0.380	4.07	-0.274	4.07
1-15+	1.306	4.10	4.629	4.09	3.110	4.10	2.431	4.11	-0.136	4.11	-0.790	4.11
Average Life	6.79		7.12		6.87		6.77		6.57		6.48	
First Pay	10/15/03		10/15/03		10/15/03		10/15/03		10/15/03		10/15/03	
Last Pay	07/15/13		09/15/13		09/15/13		09/15/13		07/15/13		07/15/13	
Sprd/ALife/Tsy	314/6.79		639/7.12		491/6.87		425/6.77		174/6.57		110/6.48	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9477	1.0116	1.5900	2.0900	3.0900	4.2300	5.1415
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3009	1.8900	2.5150	3.0450	3.4775	3.8155	4.0935	4.3165	4.4945	4.6500	4.8168	4.9837	5.1504	5.3758	5.4615

Comments:

1 CPY CDR Loss Sev Timing
1) 100 0 NA NA
2) 0 0 NA NA
3) 0 2% 35% 0 CDR for 1-24 then 2% CDR with 12 month recovery lag
4) 0 3% 35% 0 CDR for 1-24 then 3% CDR with 12 month recovery lag
5) 100 2% 35% 0 CDR for 1-24 then 2% CDR with 12 month recovery lag
6) 100 3% 35% 0 CDR for 1-24 then 3% CDR with 12 month recovery lag

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. *Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may* vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCL

LBUBS 2003-C7
Settle as of 10/09/03

	100 CPY		0 CPY		0 CPY S-1:0 25:2 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		0 CPY S-1:0 25:3 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 25:2 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 25:3 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
1-16+	0.805	4.14	4.125	4.12	2.609	4.14	1.930	4.15	-0.637	4.15	-1.290	4.15
Average Life	6.79		7.12		6.87		6.77		6.57		6.48	
First Pay	10/15/03		10/15/03		10/15/03		10/15/03		10/15/03		10/15/03	
Last Pay	07/15/13		09/15/13		09/15/13		09/15/13		07/15/13		07/15/13	
Sprd/ALife/Tsy	314/6.79		639/7.12		491/6.87		425/6.77		174/6.57		110/6.48	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9477	1.0116	1.5900	2.0900	3.0900	4.2300	5.1415
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3009	1.8900	2.5150	3.0450	3.4775	3.8155	4.0935	4.3165	4.4945	4.6500	4.8168	4.9837	5.1504	5.3758	5.4615

Comments:

1 CPY CDR Loss Sev Timing
1) 100 0 NA NA
2) 0 0 NA NA
3) 0 2% 35% 0 CDR for 1-24 then 2% CDR with 12 month recovery lag
4) 0 3% 35% 0 CDR for 1-24 then 3% CDR with 12 month recovery lag
5) 100 2% 35% 0 CDR for 1-24 then 2% CDR with 12 month recovery lag
6) 100 3% 35% 0 CDR for 1-24 then 3% CDR with 12 month recovery lag

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. *Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.*

Yield Table - Bond K

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond K			
Fixed Coupon:	5.075	Type:	WAC
Orig Bal:	14,542,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	0 CPY		0 CPY S-1:0 13:2.75 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		0 CPY S-1:0 13:2.76 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		0 CPY S-1:0 13:2.77 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
92-14+	6.288	7.38	6.296	7.43	6.296	7.43	6.242	7.43
92-18+	6.270	7.39	6.278	7.43	6.278	7.43	6.224	7.43
92-22+	6.252	7.39	6.260	7.43	6.260	7.43	6.206	7.43
92-26+	6.234	7.39	6.242	7.44	6.242	7.44	6.188	7.43
92-30+	6.216	7.39	6.224	7.44	6.224	7.44	6.170	7.44
93-02+	6.198	7.39	6.206	7.44	6.206	7.44	6.152	7.44
93-06+	6.179	7.40	6.188	7.44	6.188	7.44	6.134	7.44
93-10+	6.161	7.40	6.170	7.45	6.170	7.45	6.116	7.44
93-14+	6.143	7.40	6.152	7.45	6.152	7.45	6.098	7.45
93-18+	6.125	7.40	6.134	7.45	6.134	7.45	6.080	7.45
93-22+	6.108	7.41	6.116	7.45	6.116	7.45	6.063	7.45
93-26+	6.090	7.41	6.098	7.46	6.098	7.46	6.045	7.45
93-30+	6.072	7.41	6.081	7.46	6.081	7.46	6.027	7.46
94-02+	6.054	7.41	6.063	7.46	6.063	7.46	6.009	7.46
94-06+	6.036	7.42	6.045	7.46	6.045	7.46	5.992	7.46
94-10+	6.018	7.42	6.027	7.47	6.027	7.47	5.974	7.46
94-14+	6.000	7.42	6.010	7.47	6.010	7.47	5.956	7.47
Average Life	9.85		9.93		9.93		9.93	
First Pay	08/15/13		09/15/13		09/15/13		09/15/13	
Last Pay	08/15/13		09/15/13		09/15/13		09/15/13	
Sprd/ALife/Lib	155/9.85		155/9.93		155/9.93		149/9.93	
Collateral Loss	0.000		56,189,989.93		56,398,598.27		56,607,094.38	
% (Curr Bal)	(0.00)		(3.86)		(3.88)		(3.89)	
Agg. Bond Loss	0.000		0.000		0.000		98,738.50	
% (Curr Bal)	(0.00)		(0.00)		(0.00)		(0.68)	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9477	1.0167	1.6600	2.1300	3.1000	4.2000	5.1000
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3013	1.9650	2.5725	3.0825	3.4925	3.8225	4.0825	4.2975	4.4700	4.6150	4.7813	4.9475	5.1175	5.3400	5.4175

Comments:

1
1) 0 CPR, 0 CDR
2) 0 CPR, 2.75 CDR STARTING MONTH 13, 35% LOSS, 12 MONTH LAG
3) 0 CPR, 2.76 CDR STARTING MONTH 13, 35% LOSS, 12 MONTH LAG
4) 0 CPR, 2.77 CDR STARTING MONTH 13, 35% LOSS, 12 MONTH LAG

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCL

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCL			
Fixed Coupon:	0.158	Type:	IO
Orig Not:	1,454,144,338		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	100 CPY		90 CPY		75 CPY		50 CPY	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
0-30+	13.374	3.28	15.139	3.28	15.577	3.29	16.034	3.29
0-31+	12.408	3.34	14.173	3.34	14.612	3.34	15.070	3.35
1-00+	11.487	3.40	13.251	3.39	13.692	3.40	14.151	3.40
1-01+	10.609	3.45	12.372	3.45	12.813	3.45	13.274	3.46
1-02+	9.770	3.51	11.531	3.50	11.973	3.50	12.435	3.51
1-03+	8.966	3.56	10.726	3.55	11.169	3.55	11.632	3.56
1-04+	8.196	3.61	9.954	3.60	10.398	3.60	10.862	3.61
1-05+	7.457	3.66	9.212	3.65	9.657	3.65	10.122	3.65
1-06+	6.747	3.71	8.500	3.69	8.945	3.70	9.411	3.70
1-07+	6.064	3.75	7.814	3.74	8.260	3.74	8.727	3.75
1-08+	5.406	3.80	7.153	3.78	7.600	3.79	8.067	3.79
1-09+	4.771	3.84	6.516	3.83	6.963	3.83	7.431	3.83
1-10+	4.159	3.89	5.901	3.87	6.348	3.87	6.817	3.88
1-11+	3.567	3.93	5.307	3.91	5.754	3.91	6.223	3.92
1-12+	2.995	3.97	4.732	3.95	5.179	3.95	5.649	3.96
1-13+	2.442	4.01	4.175	3.99	4.623	3.99	5.093	4.00
1-14+	1.905	4.05	3.636	4.03	4.084	4.03	4.555	4.04
Average Life	6.79		6.97		7.01		7.06	
First Pay	10/15/03		10/15/03		10/15/03		10/15/03	
Last Pay	07/15/13		09/15/13		09/15/13		09/15/13	
Sprd/ALife/Tsy	325/6.79		496/6.97		540/7.01		585/7.06	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9477	1.0116	1.5900	2.0900	3.0900	4.2300	5.1415
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3009	1.8900	2.5150	3.0450	3.4775	3.8155	4.0935	4.3165	4.4945	4.6500	4.8168	4.9837	5.1504	5.3758	5.4615

Comments:

1 ** ALL TO CALL **
1) 100 CPY, 0 CDR
2) 90 CPY, 0 CDR
3) 75 CPY, 0 CDR
4) 50 CPY, 0 CDR

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCL

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCL			
Fixed Coupon:	0.158	Type:	IO
Orig Not:	1,454,144,338		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	100 CPY		100 CPY S-1:0 13:2 %CURR.BAL/ANN Recovery: 55 %, Recovery Lag: 12 m		100 CPY S-1:0 13:3 %CURR.BAL/ANN Recovery: 55 %, Recovery Lag: 12 m		100 CPY S-1:0 25:2 %CURR.BAL/ANN Recovery: 55 %, Recovery Lag: 12 m		100 CPY S-1:0 25:3 %CURR.BAL/ANN Recovery: 55 %, Recovery Lag: 12 m	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
0-30+	13.374	3.28	11.332	3.34	10.490	3.38	12.240	3.29	11.779	3.29
0-31+	12.408	3.34	10.381	3.40	9.551	3.44	11.274	3.34	10.814	3.35
1-00+	11.487	3.40	9.476	3.46	8.656	3.50	10.355	3.40	9.895	3.41
1-01+	10.609	3.45	8.612	3.51	7.802	3.55	9.477	3.46	9.019	3.46
1-02+	9.770	3.51	7.787	3.57	6.987	3.61	8.639	3.51	8.181	3.51
1-03+	8.966	3.56	6.997	3.62	6.207	3.67	7.837	3.56	7.380	3.57
1-04+	8.196	3.61	6.241	3.67	5.460	3.72	7.068	3.61	6.612	3.62
1-05+	7.457	3.66	5.515	3.72	4.742	3.77	6.330	3.66	5.875	3.67
1-06+	6.747	3.71	4.817	3.77	4.054	3.82	5.621	3.71	5.167	3.72
1-07+	6.064	3.75	4.146	3.82	3.391	3.87	4.939	3.76	4.486	3.77
1-08+	5.406	3.80	3.500	3.87	2.753	3.92	4.282	3.81	3.830	3.81
1-09+	4.771	3.84	2.877	3.92	2.138	3.97	3.649	3.85	3.198	3.86
1-10+	4.159	3.89	2.276	3.96	1.545	4.01	3.038	3.90	2.587	3.90
1-11+	3.567	3.93	1.695	4.00	0.971	4.06	2.448	3.94	1.998	3.95
1-12+	2.995	3.97	1.133	4.05	0.417	4.10	1.877	3.98	1.428	3.99
1-13+	2.442	4.01	0.590	4.09	-0.119	4.14	1.325	4.02	0.877	4.03
1-14+	1.905	4.05	0.064	4.13	-0.638	4.19	0.790	4.06	0.343	4.07
Average Life	6.79		6.50		6.37		6.58		6.49	
First Pay	10/15/03		10/15/03		10/15/03		10/15/03		10/15/03	
Last Pay	07/15/13		07/15/13		07/15/13		07/15/13		07/15/13	
Sprd/ALife/Tsy	325/6.79		139/6.50		65/6.37		217/6.58		174/6.49	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9477	1.0116	1.5900	2.0900	3.0900	4.2300	5.1415
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3009	1.8900	2.5150	3.0450	3.4775	3.8155	4.0935	4.3165	4.4945	4.6500	4.8168	4.9837	5.1504	5.3758	5.4615

Comments:

1 ** ALL TO CALL **
1) 100 CPY, 0 CDR
2) 100 CPY, 2 CDR STARTING MONTH 13, 45% LOSS, 12 MONTHS LAG
3) 100 CPY, 3 CDR STARTING MONTH 13, 45% LOSS, 12 MONTHS LAG
4) 100 CPY, 2 CDR STARTING MONTH 25, 45% LOSS, 12 MONTHS LAG
5) 100 CPY, 3 CDR STARTING MONTH 25, 45% LOSS, 12 MONTHS LAG

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary *significantly from these written estimated values as a result of various factors, which may include (but are not limited to)* prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCL

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCL			
Fixed Coupon:	0.158	Type:	IO
Orig Not:	1,454,144,338		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	100 CPY		100 CPY S-1:0 13:2 %CURR.BAL/ANN Recovery: 75 %, Recovery Lag: 12 m		100 CPY S-1:0 13:3 %CURR.BAL/ANN Recovery: 75 %, Recovery Lag: 12 m		100 CPY S-1:0 25:2 %CURR.BAL/ANN Recovery: 75 %, Recovery Lag: 12 m		100 CPY S-1:0 25:3 %CURR.BAL/ANN Recovery: 75 %, Recovery Lag: 12 m	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
0-30+	13.374	3.28	10.165	3.35	8.643	3.38	11.590	3.28	10.792	3.28
0-31+	12.408	3.34	9.218	3.41	7.705	3.44	10.622	3.34	9.823	3.33
1-00+	11.487	3.40	8.315	3.47	6.813	3.51	9.701	3.40	8.901	3.39
1-01+	10.609	3.45	7.455	3.53	5.961	3.56	8.822	3.45	8.021	3.45
1-02+	9.770	3.51	6.633	3.58	5.148	3.62	7.982	3.51	7.180	3.50
1-03+	8.966	3.56	5.846	3.64	4.371	3.68	7.179	3.56	6.376	3.56
1-04+	8.196	3.61	5.092	3.69	3.626	3.73	6.409	3.61	5.606	3.61
1-05+	7.457	3.66	4.369	3.74	2.911	3.78	5.670	3.66	4.867	3.66
1-06+	6.747	3.71	3.675	3.79	2.225	3.84	4.960	3.71	4.157	3.71
1-07+	6.064	3.75	3.007	3.84	1.564	3.89	4.278	3.76	3.474	3.76
1-08+	5.406	3.80	2.364	3.89	0.929	3.94	3.620	3.80	2.816	3.80
1-09+	4.771	3.84	1.744	3.94	0.317	3.98	2.987	3.85	2.182	3.85
1-10+	4.159	3.89	1.145	3.98	-0.274	4.03	2.375	3.89	1.571	3.89
1-11+	3.567	3.93	0.568	4.03	-0.845	4.08	1.785	3.94	0.980	3.94
1-12+	2.995	3.97	0.009	4.07	-1.396	4.12	1.214	3.98	0.410	3.98
1-13+	2.442	4.01	-0.531	4.11	-1.930	4.17	0.661	4.02	-0.143	4.02
1-14+	1.905	4.05	-1.054	4.15	-2.447	4.21	0.126	4.06	-0.678	4.06
Average Life	6.79		6.48		6.35		6.56		6.47	
First Pay	10/15/03		10/15/03		10/15/03		10/15/03		10/15/03	
Last Pay	07/15/13		07/15/13		07/15/13		07/15/13		07/15/13	
Sprd/ALife/Tsy	325/6.79		25/6.48		-117/6.35		151/6.56		73/6.47	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9477	1.0116	1.5900	2.0900	3.0900	4.2300	5.1415
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3009	1.8900	2.5150	3.0450	3.4775	3.8155	4.0935	4.3165	4.4945	4.6500	4.8168	4.9837	5.1504	5.3758	5.4615

Comments:

1 ** ALL TO CALL **
1) 100 CPY, 0 CDR
2) 100 CPY, 2 CDR STARTING MONTH 13, 25% LOSS, 12 MONTHS LAG
3) 100 CPY, 3 CDR STARTING MONTH 13, 25% LOSS, 12 MONTHS LAG
4) 100 CPY, 2 CDR STARTING MONTH 25, 25% LOSS, 12 MONTHS LAG
5) 100 CPY, 3 CDR STARTING MONTH 25, 25% LOSS, 12 MONTHS LAG

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCL

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCL			
Fixed Coupon:	0.158	Type:	IO
Orig Not:	1,454,144,338		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	100 CPY		Pool-By-Pool Scenario Used		Pool-By-Pool Scenario Used		Pool-By-Pool Scenario Used		Pool-By-Pool Scenario Used		Pool-By-Pool Scenario Used		Pool-By-Pool Scenario Used		Pool-By-Pool Scenario Used	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
0-30+	13.310	3.30	14.443	3.27	14.608	3.29	15.410	3.30	14.698	3.27	15.800	3.31	10.148	3.36	7.369	3.45
0-31+	12.353	3.36	13.478	3.33	13.648	3.35	14.452	3.36	13.730	3.32	14.845	3.37	9.209	3.43	6.454	3.52
1-00+	11.441	3.42	12.557	3.39	12.734	3.41	13.539	3.41	12.808	3.38	13.935	3.42	8.315	3.49	5.584	3.59
1-01+	10.571	3.47	11.679	3.44	11.862	3.46	12.667	3.46	11.927	3.43	13.067	3.48	7.462	3.55	4.756	3.65
1-02+	9.739	3.53	10.839	3.49	11.027	3.52	11.833	3.52	11.085	3.48	12.236	3.53	6.648	3.60	3.965	3.71
1-03+	8.943	3.58	10.034	3.54	10.229	3.57	11.035	3.57	10.278	3.53	11.441	3.58	5.869	3.66	3.209	3.77
1-04+	8.180	3.63	9.263	3.59	9.463	3.62	10.269	3.62	9.505	3.58	10.678	3.63	5.124	3.72	2.486	3.83
1-05+	7.447	3.68	8.523	3.64	8.729	3.67	9.533	3.66	8.763	3.63	9.945	3.68	4.408	3.77	1.792	3.89
1-06+	6.743	3.73	7.811	3.69	8.022	3.72	8.826	3.71	8.049	3.68	9.241	3.72	3.721	3.82	1.127	3.95
1-07+	6.065	3.77	7.126	3.73	7.343	3.76	8.145	3.75	7.362	3.72	8.563	3.77	3.061	3.87	0.487	4.00
1-08+	5.413	3.82	6.466	3.78	6.688	3.81	7.489	3.80	6.701	3.77	7.910	3.82	2.425	3.92	-0.128	4.05
1-09+	4.783	3.86	5.830	3.82	6.057	3.85	6.856	3.84	6.062	3.81	7.280	3.86	1.812	3.97	-0.721	4.11
1-10+	4.176	3.91	5.216	3.86	5.448	3.90	6.245	3.88	5.446	3.85	6.671	3.90	1.222	4.02	-1.292	4.16
1-11+	3.589	3.95	4.622	3.91	4.859	3.94	5.655	3.93	4.851	3.89	6.083	3.94	0.651	4.07	-1.843	4.21
1-12+	3.021	3.99	4.048	3.95	4.290	3.98	5.083	3.97	4.275	3.94	5.515	3.98	0.100	4.11	-2.375	4.26
1-13+	2.472	4.03	3.493	3.99	3.739	4.02	4.530	4.01	3.718	3.98	4.964	4.03	-0.433	4.16	-2.890	4.31
1-14+	1.940	4.07	2.954	4.03	3.206	4.06	3.995	4.04	3.178	4.02	4.431	4.06	-0.949	4.20	-3.388	4.36
Average Life	6.79		6.87		6.95		6.94		6.88		7.02		6.61		6.49	
First Pay	10/15/03		10/15/03		10/15/03		10/15/03		10/15/03		10/15/03		10/15/03		10/15/03	
Last Pay	07/15/13		06/15/18		06/15/18		06/15/18		06/15/18		06/15/18		06/15/18		06/15/18	
Sprd/ALife/Tsy	325/6.79		430/6.87		449/6.95		530/6.94		453/6.88		570/7.02		27/6.61		-230/6.49	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9477	1.0167	1.6600	2.1300	3.1000	4.2000	5.1000
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3013	1.9650	2.5725	3.0825	3.4925	3.8225	4.0825	4.2975	4.4700	4.6150	4.7813	4.9475	5.1175	5.3400	5.4175

Comments:

1 *** ALL TO CALL ***
S1: 100 CPY, 0 CDR
S2: 100 CPY on all loans, except 0 CPY on the following: IMT portfolio, Valley Plaza, Fischer Brothers/Getty Trust Hotels
S3: Same as S2, but 0 CPY on Bank of America Building as well (total of 4 loan/crossed groups prepaid)
S4: Same as S2, but 0 CPY on Parklawn Building as well (total of 4 loan/crossed groups prepaid)
S5: Same as S2, but 0 CPY on Berkeley & Brown Buildings as well (total of 4 loan/crossed groups prepaid)
S6: 100 CPY on all loans, except 0 CPY on the 6 loans covered in S2-S5
S7: 100 CPY, 0 CDR, except default the following loans after 24mo, 12mo recovery lag, 25% severity: Northwest Marketplace, Meadow Park Tower, Shoppes at Great Southwest Crossing
S8: Same as S7, but also default: The Ridges & The Crescent & 1000 Vermont Ave

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCL

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCL			
Fixed Coupon:	0.158	Type:	10
Orig Not:	1,454,144,338		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	100 CPY		0 CPY		100 CPY S-1:0 13:1 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 13:2 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 13:3 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 25:1 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 25:2 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 25:3 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
0-30+	13.221	3.29	16.523	3.31	11.807	3.32	10.602	3.35	9.368	3.38	12.390	3.29	11.764	3.29	11.114	3.29
0-31+	12.262	3.35	15.569	3.37	10.857	3.38	9.660	3.41	8.434	3.44	11.432	3.35	10.805	3.35	10.154	3.35
1-00+	11.348	3.41	14.660	3.42	9.952	3.44	8.763	3.47	7.546	3.50	10.518	3.41	9.891	3.41	9.239	3.41
1-01+	10.476	3.46	13.792	3.48	9.088	3.50	7.907	3.53	6.698	3.56	9.647	3.46	9.019	3.46	8.367	3.46
1-02+	9.643	3.51	12.962	3.53	8.263	3.55	7.089	3.58	5.888	3.62	8.814	3.52	8.186	3.52	7.533	3.52
1-03+	8.845	3.57	12.166	3.58	7.473	3.60	6.307	3.64	5.113	3.67	8.016	3.57	7.389	3.57	6.736	3.57
1-04+	8.080	3.62	11.403	3.63	6.716	3.66	5.556	3.69	4.370	3.73	7.252	3.62	6.624	3.62	5.971	3.62
1-05+	7.345	3.67	10.670	3.67	5.989	3.71	4.836	3.74	3.657	3.78	6.518	3.67	5.891	3.67	5.237	3.67
1-06+	6.639	3.71	9.966	3.72	5.291	3.75	4.144	3.79	2.973	3.83	5.813	3.72	5.186	3.72	4.532	3.72
1-07+	5.960	3.76	9.287	3.76	4.619	3.80	3.479	3.84	2.314	3.88	5.135	3.77	4.508	3.77	3.854	3.77
1-08+	5.306	3.81	8.633	3.81	3.972	3.85	2.838	3.89	1.679	3.93	4.481	3.81	3.854	3.81	3.200	3.81
1-09+	4.675	3.85	8.002	3.85	3.348	3.89	2.220	3.93	1.068	3.97	3.851	3.86	3.224	3.86	2.570	3.86
1-10+	4.066	3.89	7.393	3.89	2.745	3.94	1.623	3.98	0.478	4.02	3.243	3.90	2.617	3.90	1.962	3.90
1-11+	3.477	3.94	6.804	3.93	2.164	3.98	1.047	4.02	-0.092	4.07	2.655	3.94	2.029	3.95	1.375	3.95
1-12+	2.908	3.98	6.234	3.97	1.601	4.03	0.490	4.07	-0.643	4.11	2.087	3.99	1.461	3.99	0.807	3.99
1-13+	2.357	4.02	5.682	4.01	1.056	4.07	-0.049	4.11	-1.177	4.15	1.537	4.03	0.912	4.03	0.258	4.03
1-14+	1.824	4.06	5.147	4.05	0.529	4.11	-0.571	4.15	-1.693	4.19	1.005	4.07	0.380	4.07	-0.274	4.07
Average Life	6.79		7.12		6.62		6.49		6.36		6.66		6.57		6.48	
First Pay	10/15/03		10/15/03		10/15/03		10/15/03		10/15/03		10/15/03		10/15/03		10/15/03	
Last Pay	07/15/13		09/15/13		07/15/13		07/15/13		07/15/13		07/15/13		07/15/13		07/15/13	
Sprd/ALife/Tsy	314/6.79		639/7.12		183/6.62		71/6.49		-43/6.36		234/6.66		174/6.57		110/6.48	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9477	1.0116	1.5900	2.0900	3.0900	4.2300	5.1415
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3009	1.8900	2.5150	3.0450	3.4775	3.8155	4.0935	4.3165	4.4945	4.6500	4.8168	4.9837	5.1504	5.3758	5.4615

Comments:

1 ** ALL TO CALL **
1) 100 CPY, 0 CDR
2) 0 CPR, 0 CDR
3) 100 CPY, 1 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG
3) 100 CPY, 2 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG
3) 100 CPY, 3 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG
3) 100 CPY, 1 CDR STARTING MONTH 25, 35% LOSS, 12 MONTHS LAG
3) 100 CPY, 2 CDR STARTING MONTH 25, 35% LOSS, 12 MONTHS LAG
3) 100 CPY, 3 CDR STARTING MONTH 25, 35% LOSS, 12 MONTHS LAG

The above *indicative* value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. *Discussions of the trade values* in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual *internal valuations employed by us for our own purposes*, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting *or other advisors* as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in *any way arising therefrom* to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCP

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCP			
Fixed Coupon:	0.687	Type:	IO
Orig Not:	1,150,872,000		
Factor:	1.00000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	100 CPY		100 CPY S-1:0 13:7 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 13:8 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 13:9 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 13:10 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
2.63620	7.991	2.03	7.991	2.03	7.969	2.03	7.922	2.02	7.848	2.02
2.66745	7.424	2.04	7.424	2.04	7.401	2.04	7.353	2.04	7.279	2.04
2.69870	6.867	2.06	6.867	2.06	6.844	2.06	6.796	2.06	6.721	2.06
2.72995	6.321	2.08	6.321	2.08	6.298	2.08	6.249	2.07	6.174	2.07
2.76120	5.786	2.09	5.786	2.09	5.762	2.09	5.713	2.09	5.638	2.09
2.79245	5.261	2.11	5.261	2.11	5.237	2.11	5.187	2.11	5.111	2.11
2.82370	4.745	2.13	4.745	2.13	4.721	2.13	4.671	2.12	4.595	2.12
2.85495	4.239	2.14	4.239	2.14	4.215	2.14	4.165	2.14	4.088	2.14
2.88620	3.742	2.16	3.742	2.16	3.718	2.16	3.667	2.16	3.590	2.15
2.91745	3.254	2.18	3.254	2.18	3.229	2.17	3.179	2.17	3.101	2.17
2.94870	2.775	2.19	2.775	2.19	2.750	2.19	2.699	2.19	2.620	2.19
2.97995	2.304	2.21	2.304	2.21	2.279	2.21	2.227	2.20	2.149	2.20
3.01120	1.841	2.22	1.841	2.22	1.816	2.22	1.764	2.22	1.685	2.22
3.04245	1.386	2.24	1.386	2.24	1.361	2.24	1.309	2.24	1.229	2.23
3.07370	0.939	2.25	0.939	2.25	0.913	2.25	0.861	2.25	0.781	2.25
3.10495	0.499	2.27	0.499	2.27	0.473	2.27	0.421	2.27	0.340	2.26
3.13620	0.067	2.28	0.067	2.28	0.040	2.28	-0.013	2.28	-0.094	2.28
Average Life	5.01		5.01		5.01		5.00		4.99	
First Pay	09/15/05		09/15/05		09/15/05		09/15/05		09/15/05	
Last Pay	09/15/10		09/15/10		09/15/10		09/15/10		09/15/10	
Sprd/ALife/Tsy	65/5.01		65/5.01		63/5.01		58/5.00		50/4.99	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9477	1.0116	1.5900	2.0900	3.0900	4.2300	5.1415
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3009	1.8900	2.5150	3.0450	3.4775	3.8155	4.0935	4.3165	4.4945	4.6500	4.8168	4.9837	5.1504	5.3758	5.4615

Comments:

I ** ALL TO CALL **
1) 100 CPY, 0 CDR
2) 100 CPY, 7 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG
3) 100 CPY, 8 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG
4) 100 CPY, 9 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG
5) 100 CPY, 10 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG

The above indicative value(s) are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value(s). Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCP

LBUBS 2003-C7
Settle as of 10/09/03

Bond Summary - Bond XCP			
Fixed Coupon:	0.687	Type:	IO
Orig Net:	1,150,872,000		
Factor:	1.0000000		
Factor Date:	09/15/03	Next Pmt:	10/15/03
Delay:	4	Cusip:	

	100 CPY		100 CPY S-1:0 13:6 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 13:7 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 13:8 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 13:9 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
2-20+	7.991	2.03	7.991	2.03	7.991	2.03	7.969	2.03	7.922	2.02
2-21+	7.424	2.04	7.424	2.04	7.424	2.04	7.401	2.04	7.353	2.04
2-22+	6.867	2.06	6.867	2.06	6.867	2.06	6.844	2.06	6.796	2.06
2-23+	6.321	2.08	6.321	2.08	6.321	2.08	6.298	2.08	6.249	2.07
2-24+	5.786	2.09	5.786	2.09	5.786	2.09	5.762	2.09	5.713	2.09
2-25+	5.261	2.11	5.261	2.11	5.261	2.11	5.237	2.11	5.187	2.11
2-26+	4.745	2.13	4.745	2.13	4.745	2.13	4.721	2.13	4.671	2.12
2-27+	4.239	2.14	4.239	2.14	4.239	2.14	4.215	2.14	4.165	2.14
2-28+	3.742	2.16	3.742	2.16	3.742	2.16	3.718	2.16	3.667	2.16
2-29+	3.254	2.18	3.254	2.18	3.254	2.18	3.229	2.17	3.179	2.17
2-30+	2.775	2.19	2.775	2.19	2.775	2.19	2.750	2.19	2.699	2.19
2-31+	2.304	2.21	2.304	2.21	2.304	2.21	2.279	2.21	2.227	2.20
3-00+	1.841	2.22	1.841	2.22	1.841	2.22	1.816	2.22	1.764	2.22
3-01+	1.386	2.24	1.386	2.24	1.386	2.24	1.361	2.24	1.309	2.24
3-02+	0.939	2.25	0.939	2.25	0.939	2.25	0.913	2.25	0.861	2.25
3-03+	0.499	2.27	0.499	2.27	0.499	2.27	0.473	2.27	0.421	2.27
3-04+	0.067	2.28	0.067	2.28	0.067	2.28	0.040	2.28	-0.013	2.28
Average Life	5.01		5.01		5.01		5.01		5.00	
First Pay	09/15/05		09/15/05		09/15/05		09/15/05		09/15/05	
Last Pay	09/15/10		09/15/10		09/15/10		09/15/10		09/15/10	
Sprd/ALife/Tsy	65/5.01		65/5.01		65/5.01		63/5.01		58/5.00	

Try BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9477	1.0116	1.5900	2.0900	3.0900	4.2300	5.1415
Coupon			2.0000	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	15YR	20YR	30YR
Yield	1.3009	1.8900	2.5150	3.0450	3.4775	3.8155	4.0935	4.3165	4.4945	4.6500	4.8168	4.9837	5.1504	5.3758	5.4615

Comments:

1 ** ALL TO CALL **
1) 100 CPY, 0 CDR
2) 100 CPY, 6 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG
3) 100 CPY, 7 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG
4) 100 CPY, 8 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG
5) 100 CPY, 9 CDR STARTING MONTH 13, 35% LOSS, 12 MONTHS LAG

The above indicative value(s) are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value(s). Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.